U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of July 2006

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press release dated July 5, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	July 5, 2006	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Tokyo, Japan – July 5, 2006 – Trend Micro Inc. (TSE: 4704; Nasdaq: TMIC), announced that its Chief Executive Officer Eva Chen has advised the Board of Directors that the staff of the U.S. Securities and Exchange Commission (“SEC”) may recommend that the SEC commence a civil enforcement action against Ms. Chen for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder involving her spouse, Daniel Chiang, and trading in the securities of SINA Corporation. Mr. Chiang is former co-chairman of SINA Corporation. The SEC staff has also inquired into whether Ms. Chen under-reported her holdings in Trend Micro shares.

The Company is not aware of any allegations against Ms. Chen that would be attributable to the Company. The Board of Directors and the Board of Corporate Auditors (for a description of the Board of Corporate Auditors, please refer to our annual report on Form 20-F for the year ended December 31, 2005, which has been filed with the SEC) are monitoring the effects of this development on the Company.

About Trend Micro

Trend Micro Incorporated is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information, visit www.trendmicro.com.

For Additional Information

Mr. Mahendra Negi

Chief Operating Officer / Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp